82-4578

RECEIVED

2005 MAY 25 P 2:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

12th May 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W
Washington D.C. 20549
USA


05008396

SUPPL

Dear Sir/Madam

Re. Stock Exchange Announcements

We have been trying to send you Stock Exchange Announcements for the past couple of days on the following number: 001 202 942 9624 but without success. I have also sent an e-mail to marketreg@sec.gov but have had no response.

Can you let me know the correct fax number that we should be dialling and a contact name.

I have enclosed the Announcements that we had trouble getting to you.

Yours sincerely,

Tina Healey
SECRETARIAT

Encs

PROCESSED
MAY 31 2005
THOMSON
FINANCIAL

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

9 May, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica 2005 AGM Statement

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

9 May 2005

Centrica 2005 AGM Statement

At the Centrica Annual General Meeting to be held today, Chief Executive Sir Roy Gardner will tell shareholders that the company's financial performance in the first quarter of 2005 had been good and had benefited from wholesale gas prices which were significantly below the level previously predicted by the forward curve. Looking ahead he will confirm that there is still considerable volatility in the forward gas curve. Prices for the fourth quarter of 2005 and the first quarter of 2006 are currently 25% higher than at the time of the company's 2004 results announcement in February 2005 and more than 40% higher than at the time of its trading update in December 2004. If wholesale prices stay at these levels trading conditions will be more difficult in late 2005 and 2006 and an appropriate retail price increase will be necessary to maintain gross margin. Given the continued volatility no retail pricing decision has yet been taken.

In the four months to the end of April the company lost net 382,000 energy accounts and, looking forward, no longer expects to hold its energy product holdings flat in 2005 as a whole. It is encouraging to note however that following competitors' price increases, the introduction of new propositions and increased sales resources, weekly energy sales levels are now running ahead of the period before prices were increased in September 2004.

Testing of the new billing system remains on track and will enter its most demanding implementation phase when the pilot begins in the middle of this year. Rollout of the new work management system in the Home Services business is now proceeding rapidly with over 350 engineers live and operational. Progress is also being made on reducing the cost base with a further significant number of job reductions announced at the end of February.

Other highlights for the Group include: -

- Upstream, Centrica signed a power purchase contract with International Power in February bringing the first direct coal linkage into its generation portfolio. In March it successfully bid for regassification capacity at the Isle of Grain LNG terminal which will enhance its competitive position in upstream negotiations. In addition it has erected its first wind turbines at Glens of Foudland which is now generating the company's first green power and has also commenced construction of its offshore wind farm at Barrow. Gas production at Morecambe in 2005 is expected to be in line with the guidance given in February.

- In Centrica Storage the average selling price of Standard Bundled Units (SBUs) for the 2005/6 storage year was 33% higher than the previous year. This increase will be reflected in the financial performance of Centrica Storage in both 2005 and 2006. Further reflecting the increasing value of storage the company has already sold over 50% of the capacity available to third parties for the 2006/7 storage year.

- In Texas the company is continuing to grow its customer base and has filed an increase of around 10% in its Price to Beat tariff to offset higher commodity costs. Good progress is also being made in the business market sector.

Elsewhere in the Group performance remains in line with expectations.

The Board continues to review upstream investment opportunities but remains resolute that funds will only be employed to create shareholder value. To the end of April Centrica had bought back £365m of its own shares for cancellation and expects to complete its current £500m buyback programme within 12 months from commencement.

Sir Roy Gardner will say "Financially we have had an encouraging start to the year but the winter period remains uncertain for all energy suppliers in the light of continued increases in forward wholesale commodity prices. We will continue to take all the steps we can to mitigate the impact on our customers but retail price rises across the whole of the industry cannot be ruled out."

Enquiries:

Centrica Investor Relations	+44 (0) 1753 494900	ir@centrica.co.uk
Centrica Media Relations	+44 (0) 1753 494085	media@centrica.co.uk



taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

9 May, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Annual General Meeting – voting results and proxy appointments

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

9 May 2005

Centrica plc

Annual General Meeting – voting results and proxy appointments

At the Centrica plc annual general meeting held earlier today (9 May 2005) the following resolutions were proposed by the Chairman and passed by shareholders on a show of hands. Proxies were received by the Company from shareholders prior to the meeting as follows:

Resolution 1:

Report and Accounts
To receive the Accounts and Reports of the Directors and the Auditors for the Company for the year ended 31 December 2004.

For:	99.78% of votes cast
Against:	0.22% of votes cast
Total proxy votes cast:	55.44% of shares in issue

Resolution 2:

Remuneration Report
To approve the Remuneration Report for the year ended 31 December 2004.

For:	97.48% of votes cast
Against:	2.52% of votes cast
Total proxy votes cast:	55.69% of shares in issue

Resolution 3:

Dividend
To approve a final dividend of 6.1 pence per ordinary share to those shareholders on the register of members at close of business on 29 April 2005.

For:	99.97% of votes cast
Against:	0.03% of votes cast
Total proxy votes cast:	55.72% of shares in issue

Resolution 4:

Re-election of Director
To re-elect Patricia Mann as a Director of the Company.

For:	99.46% of votes cast
Against:	0.54% of votes cast
Total proxy votes cast:	55.70% of shares in issue

Resolution 5:

Election of Director
To elect Mary Francis as a Director of the Company.

For:	99.49% of votes cast
Against:	0.51% of votes cast
Total proxy votes cast:	55.70% of shares in issue

Resolution 6:

Election of Director
To elect Paul Rayner as a Director of the Company.

For:	99.65% of votes cast
Against:	0.35% of votes cast
Total proxy votes cast:	55.70% of shares in issue

Resolution 7:

Election of Director
To elect Jake Ulrich as a Director of the Company.

For:	99.42% of votes cast
Against:	0.58% of votes cast
Total proxy votes cast:	55.70% of shares in issue

Resolution 8:

Reappointment of Auditors
To reappoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next General Meeting at which accounts are laid.

For:	99.27% of votes cast
Against:	0.73% of votes cast
Total proxy votes cast:	55.05% of shares in issue

Resolution 9:

Auditors' Remuneration
To authorise the Directors to determine the Auditors' remuneration.

For:	99.57% of votes cast
Against:	0.43% of votes cast
Total proxy votes cast:	55.70% of shares in issue

Resolution 10:

Political donations and expenditure
Authority for the Company to make donations to European Union political organisations not exceeding £125,000 in total and to incur EU political expenditure, not exceeding £125,000 in total.

For:	97.18% of votes cast
Against:	2.82% of votes cast
Total proxy votes cast:	55.10% of shares in issue

Resolution 11:

Authority to allot shares
Authority under Section 80 of the Companies Act 1985, for the Directors of the Company to allot unissued shares up to a nominal value of £43,564,579.

For:	98.09% of votes cast
Against:	1.91% of votes cast
Total proxy votes cast:	55.71% of shares in issue

Resolution 12:

Authority to disapply pre-emption rights
Authority under the Company's Articles of Association for the Directors to allot unissued share capital without first offering shares to existing shareholders in proportion to their existing holdings.

For:	97.92% of votes cast
Against:	2.08% of votes cast
Total proxy votes cast:	55.80% of shares in issue

Resolution 13:

Authority to purchase own shares
Authority for the Company to purchase its own shares, subject to a limit of 10% of the present issued share capital.

For:	99.37% of votes cast
Against:	0.63% of votes cast
Total proxy votes cast:	55.05% of shares in issue

Resolution 14:

Amendments to the Memorandum and Articles of Association
To amend the Memorandum and Articles of Association in respect of the funding of directors' defence costs.

For:	99.77% of votes cast
Against:	0.23% of votes cast
Total proxy votes cast:	55.68% of shares in issue

Resolution 15:

Further amendments to the Articles of Association
To further amend the Articles of Association in respect of Treasury Shares, the retirement of directors, voting by poll and borrowing powers.

For:	99.75% of votes cast
Against:	0.25% of votes cast
Total proxy votes cast:	55.60% of shares in issue

Note to the disclosure

Any proxy appointments which gave discretion to the Chairman have been included in the "for" total.

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centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

10 May, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Share Buy-Back – 4.5.05

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Regulatory Announcement


Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:14 04-May-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 4 May 2005 it purchased for cancellation 500,000 of its ordinary shares at a price of 219.89p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END